Exhibit 12.1
SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$116,665	$75,419	$105,983	$92,662	$65,896
Fixed charges	82,620	73,885	12,974	13,763	7,565
Adjusted earnings	$199,285	$149,304	$118,957	$106,425	$73,461

Fixed charges:
Interest expense (including net amortization of debt issuance costs, premiums and discounts)	$82,620	$73,885	$12,974	$13,763	$7,565

Ratio of Earnings to Fixed Charges	2.4x	2.0x	9.2x	7.7x	9.7x